

Mail Stop 4631

July 22, 2016

<u>Via E-mail</u>
Mr. Daniel W. Hoehn
Controller & Chief Accounting Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place
Suite 700
Charlotte, North Carolina 28277

> **Re:** **Babcock & Wilcox Enterprises, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 10-Q for the Period Ended March 31, 2016**
> **Filed May 10, 2016**
> **Form 8-K**
> **Filed May 10, 2016**
> **File No. 1-36876**

Dear Mr. Hoehn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis</u>

<u>Provision for Income Taxes, page 34</u>

1. Given the significant fluctuations in your effective tax rate from period to period and the number and nature of items impacting your effective tax rate (e.g. foreign rate differential, tax credit and manufacturing deduction), please expand your disclosures to

quantify all the material factors disclosed as well as whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 37

Pension Plans and Postretirement Benefits, page 38

2. You determine your discount rate based on a review of published financial data and discussions with your actuary regarding rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of your pension and postretirement plan obligations. We note that there was minimal change in the discount rate used to determine the net periodic benefit obligations at December 31, 2014 and December 31, 2015 for your pension benefits. Specifically at December 31, 2014 a discount rate of 3.99% was used compared to 3.98% at December 31, 2015. Similarly there was no change in the weighted average discount rate assumption used to determine net periodic benefit cost for the years ended December 31, 2014 and December 31, 2015. We also note that a .25% increase in your discount rate based on the sensitivity analysis provided on page 39 could cause a $29.6 million decrease in pension expense compared to pre-tax income of $20.2 million recorded during the year ended December 31, 2015. In this regard, please help us better understand how you arrived at the appropriate discount rate to use each period in accounting for your pension plans pursuant to ASC 715.

3. Further reconcile the statement on page 33 that "the MTM loss in 2015 was primarily related to actual return on assets that fell short of the expected return, offset by an increase in the discount rate used to measure our benefit plans liabilities" to the fact that your discount rate on page 71 did not appear to change as noted in the comment above.

Form 10-Q for the Period Ended March 31, 2016

Management's Discussion and Analysis

Results of Operations, page 17

4. We note that the additions to your accrued warranty expense increased as a percentage of revenue as well as a percentage of payments during the three months ended March 31, 2016 compared to prior periods. The net additional accrued warranty expense recorded during the three months ended March 31, 2016 was approximately $2.4 million compared to pre-tax income of $17.2 million. Please expand your discussion to address significant changes in your accrued warranty expense, including the facts and circumstances driving the changes and whether you expect the facts and circumstances to continue in the future. See Item 303(a)(3) of Regulation S-K.

Form 8-K filed May 10, 2016

5. We note you present projected Adjusted EPS for 2016 without presenting and reconciling to a corresponding GAAP amount. Please review the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing your next earnings release.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction